UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.2)

JDA SOFTWARE GROUP, INC.

(Name of Subject Company (Issuer))

RP CROWN ACQUISITION SUB, LLC

RP CROWN PARENT, LLC

RP CROWN HOLDING, LLC

RP HOLDING, L.L.C.

(Name of Filing Persons (Offerors))

REDPRAIRIE HOLDING, INC.

NEW MOUNTAIN PARTNERS III, L.P.

NEW MOUNTAIN CAPITAL, L.L.C.

(Name of Filing Persons (Other Person (s))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Laura Fese

Chief Legal Officer

RedPrairie Corporation

c/o RedPrairie Holding, Inc.

20700 Swenson Drive

Waukesha, WI 53186

(262) 317-2341

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Abigail Bomba, Esq.

Richard Steinwurtzel, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

801 17th Street, NW

Washington, DC 20006

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee**
$1,992,034,458	$271,714

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 43,091,829 shares of common stock, par value $0.01, of JDA Software Group, Inc. outstanding (including restricted shares) multiplied by the offer price of $45.00 per share, (ii) 184,537 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding options, multiplied by the offer price of $45.00 per share minus the weighted average exercise price for such options of $14.10 per share, (iii) 323,284 restricted stock units multiplied by the offer price of $45.00 per share, (iv) 684,483 shares of common stock, par value $0.01, of JDA Software Group, Inc. issuable pursuant to outstanding warrants and performance share awards (assuming target level performance) multiplied by the offer price of $45.00 per share, and (v) 41,121 shares of common stock, par value $0.01, of JDA Software Group, Inc. reserved for issuance pursuant to JDA Software Group, Inc.’s Employee Stock Purchase Plan multiplied by the offer price of $45.00 per share. The calculation of the filing fee is based on information provided by JDA Software Group, Inc. as of October 26, 2012, the most recent practicable date.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 271,714	Filing Party:	RP Crown Acquisition Sub, LLC, RP
Crown Parent, LLC, RP Crown
Holding, LLC, RP Holding, L.L.C.,
RedPrairie Holding, Inc., New
Mountain Partners III, L.P. and New
Mountain Capital, L.L.C.
Form or Registration No.: Schedule TO	Date Filed:	November 15, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on November 15, 2012 (as further amended and supplemented, the “Schedule TO”), relating to the offer by RP Crown Acquisition Sub, LLC, a Delaware limited liability company, a wholly owned subsidiary of RP Crown Parent, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of JDA Software Group, Inc., a Delaware corporation (“Company”), at a purchase price of $45.00 per Share, net to the seller thereof, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2012 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by:

Amending and supplementing the information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” by inserting the following text after the first paragraph under the heading “Legal Proceedings”:

“On November 20, 2012, a purported stockholder of the Company filed a putative class action lawsuit, captioned Neuman v. JDA Software Group, Inc., et al., C.A. 8049 -             , in the Court of Chancery of the State of Delaware. The action, brought against the Company, members of the Company’s Board, RedPrairie, Parent, Purchaser, NMC, NMP, RHI, Holdco and RPLLC, alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement and agreeing to the transactions contemplated thereby, and by disseminating purportedly incomplete and misleading disclosures in the Schedule 14D-9 filed by the Company with the SEC on November 15, 2012 in connection with the transactions contemplated by the Merger Agreement. All other defendants are alleged to have aided and abetted the Company’s directors in their purported breaches of fiduciary duty. The complaint seeks declaratory and injunctive relief, including an injunction to prevent the transactions contemplated by the Merger Agreement from closing, and attorneys’ fees.”

Amending and supplementing the information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” by inserting the following text after the third paragraph under the heading “Antitrust Compliance”:

“On November 21, 2012, the FTC granted early termination, effective November 21, 2012, of the required waiting period under the HSR Act in connection with the purchase of Shares in the Offer and Merger. Accordingly, the condition to the Offer relating to the termination or expiration of the HSR Act waiting period has been satisfied.”

Item 12. Exhibits.

Regulation M-A Item 1016.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(B)	Class Action Complaint, dated as of November 20, 2012 (Neuman v. JDA Software Group, Inc., et. al)

(a)(5)(C)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 21, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2012

RP HOLDING, L.L.C. /s/ Jack Qian
Name:	Jack Qian
Title:	Vice President

RP CROWN HOLDING, LLC /s/ Jack Qian
Name: Title:	Jack Qian Vice President

RP CROWN PARENT, LLC /s/ Jack Qian
Name:	Jack Qian
Title:	Vice President

RP CROWN ACQUISITION SUB, LLC /s/ Jack Qian
Name:	Jack Qian
Title:	Vice President

NEW MOUNTAIN PARTNERS III, L.P.
By: NEW MOUNTAIN INVESTMENTS III, L.L.C. its general partner /s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

REDPRAIRIE HOLDING, INC. /s/ Laura L. Fese
Name:	Laura L. Fese
Title:	Chief Legal Officer

[Signature Page to Amendment No. 2 to Schedule TO]

NEW MOUNTAIN CAPITAL, L.L.C. By: New Mountain Capital Group, L.L.C., its managing member /s/ Steven B. Klinsky
Name:	Steven B. Klinsky
Title:	Managing Member

[Signature Page to Amendment No. 2 to Schedule TO]

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 15, 2012*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 1, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 1, 2012)*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on November 15, 2012*

(a)(1)(H)	Press Release issued by RedPrairie Corporation on November 15, 2012*

(a)(5)(A)	Complaint filed by John D’Agostino, on behalf of himself and all others similarly situated, filed on November 2, 2012 in the Superior Court of the State of Arizona*

(a)(5)(B)	Class Action Complaint, dated as of November 20, 2012 (Neuman v. JDA Software Group, Inc., et. al) **

(a)(5)(C)	Joint Press Release issued by RedPrairie Corporation and JDA Software Group, Inc. on November 21, 2012**

(b)(1)	Debt Commitment Letter among RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC, and Credit Suisse AG, dated November 1, 2012*

(b)(2)

Joinder Agreement to Debt Commitment Letter, from Bank of America, N.A.,

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, Royal Bank of Canada, RBC Capital Markets, Morgan Stanley Senior Funding, Inc., Bank of Montreal, BMO Capital Markets Corp. and Jefferies Finance LLC to RP Crown Parent, LLC, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch, dated November 16, 2012*

(d)(1)	Agreement and Plan of Merger, dated November 1, 2012, by and among RP Crown Parent, LLC, RP Crown Acquisition Sub, LLC and JDA Software Group, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by JDA Software Group, Inc. with the Securities and Exchange Commission on November 2, 2012)*

(d)(2)	Limited Guarantee delivered by New Mountain Partners III, L.P. to JDA Software Group, Inc., dated November 1, 2012*

(d)(3)	Amended and Restated Mutual Nondisclosure Agreement, dated as of September 4, 2012, between JDA Software Group, Inc., RedPrairie Holding, Inc. and New Mountain Capital, L.L.C.*

(d)(4)	Equity Commitment Letter from New Mountain Partners III, L.P. to RP Crown Parent, LLC, dated November 1, 2012*

(g)	None

(h)	None

*	Previously filed.
**	Filed herewith.